NEVSUN RESOURCES LTD.

Consolidated Financial Statements

Years ended December 31, 2010 and 2009

(Expressed in United States dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with International Financial Reporting Standards.  These statements include amounts that are based on management's best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Financial information used elsewhere in annual filings is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“Cliff T. Davis”

Cliff T. Davis

Chief Executive Officer

“Peter J. Hardie”

Peter J. Hardie

Chief Financial Officer

March 31, 2011

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3031 Fax (604) 691-3000 Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Nevsun Resources Ltd.

We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2010, December 31, 2009, and January 1, 2009, the consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2010 and December 31, 2009, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Nevsun Resources Ltd.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010, December 31, 2009, and January 1, 2009, and its consolidated financial performance and cash flows for the years ended December 31, 2010 and December 31, 2009, in accordance with International Financial Reporting Standards.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2011 expressed an unmodified opinion on the effectiveness of the internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 31, 2011

Vancouver, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3031 Fax (604) 691-3000 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nevsun Resources Ltd.

We have audited Nevsun Resources Ltd. (the "Company")'s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Nevsun Resources Ltd.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 31, 2011, expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

March 31, 2011

Vancouver, Canada

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

	Note	December 31, 2010	December 31, 2009 (note 21)	January 1, 2009 (note 21)

Assets

Current assets:
Cash and cash equivalents	4	$50,144,976	$29,066,637	$40,655,348
Available-for-sale investment	5	774,904	1,283,730	290,969
Accounts receivable and prepaids	6	5,529,273	3,200,506	1,841,612
Inventories	7	11,113,362	2,275,711	207,290
		67,562,515	35,826,584	42,995,219
Non-current assets:
Property, plant and equipment	8	288,617,937	154,120,069	71,018,861

Total Assets		$356,180,452	$189,946,653	$114,014,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	9	$17,571,145	$13,080,482	$10,312,079
		17,571,145	13,080,482	10,312,079

Non-current liabilities:
Derivative financial liability		-	-	471,297
Provision for closure and reclamation	10	11,650,000	410,000	-
Amounts related to non-controlling interest	11	124,127,453	81,804,805	38,530,955
		135,777,453	82,214,805	39,002,252
Total liabilities		153,348,598	95,295,287	49,314,331

Equity:
Share capital	12	390,658,462	268,416,889	236,130,151
Share-based payments reserve		10,055,668	6,797,177	7,608,331
Accumulated other comprehensive income		708,071	1,052,036	-
Deficit		(194,674,975)	(181,434,072)	(179,038,733)
Equity attributable to owners of the Company		206,747,226	94,832,030	64,699,749

Non-controlling interest	11	(3,915,372)	(180,664)	-
Total equity		202,831,854	94,651,366	64,699,749
Total liabilities and equity		$356,180,452	$189,946,653	$114,014,080

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Expressed in United States dollars)

Years ended December 31, 2010 and 2009

	Note	2010	2009

Operating costs and expenses:
Depreciation		$3,608	$5,772
Foreign exchange loss		1,299,564	444,393
Office and administration		2,199,922	1,327,482
Share-based payments	12(c)	6,356,920	1,696,343
Wages and salaries		2,372,852	1,862,852

Loss from operations		(12,232,866)	(5,336,842)

Finance income and expenses:
Write-off of deferred finance costs	8	(8,582,969)	-
Gain on derivative financial liability	21(a)	-	471,297
Interest income		124,436	30,424
Royalty income	14	2,926,257	369,270
Other income (expense)		714,743	(864)
		(4,817,533)	870,127

Loss for the year		(17,050,399)	(4,466,715)

Other comprehensive income (loss):
Impairment loss on available-for-sale investment		-	45,112
Unrealized gain on available-for-sale investment		408,245	1,052,836
Reclassification adjustment for gains included in loss for the year		(752,210)	(45,912)
		(343,965)	1,052,036

Comprehensive loss		$(17,394,364)	$(3,414,679)

Loss for the year attributable to:
Owners of the Company		$(13,315,691)	$(4,286,051)
Non-controlling interest		(3,734,708)	(180,664)
		$(17,050,399)	$(4,466,715)

Comprehensive loss for the year attributable to:
Owners of the Company		$(13,659,656)	$(3,234,015)
Non-controlling interest		(3,734,708)	(180,664)
		$(17,394,364)	$(3,414,679)

Basic and diluted owners' loss per share	12(e)	$(0.07)	$(0.03)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2010 and 2009

	Note	2010	2009
Cash provided by (used for):

Operating:
Loss for the year		$(17,050,399)	$(4,466,715)
Items not involving the use of cash:
Depreciation		3,608	5,772
Share-based payments	12(c)	6,356,920	1,696,343
Loss on disposal of assets		1,481	1,664
Impairment of available-for-sale investment		-	45,112
Gain on derivative financial liability		-	(471,297)
Gain on sale of available-for-sale investment		(716,224)	(45,912)
Write-off of deferred finance costs	8	6,099,917	-
Changes in non-cash operating capital:
Accounts receivable and prepaids		(154,683)	(193,113)
Accounts payable and accrued liabilities		(62,298)	739,275

Net cash used in operating activities		(5,521,678)	(2,688,871)

Investing:
Proceeds on sale of available-for-sale investment		881,085	27,926
Expenditures on property, plant and equipment		(108,332,864)	(80,672,248)
Expenditures on exploration and evaluation		(1,214,903)	(430,785)
Buyout of royalty interest	8	(17,513,964)	-
Changes in non-cash working capital related to investing activities		(4,136,453)	(1,172,927)

Net cash used in investing activities		(130,317,099)	(82,248,034)

Financing:
Advances and loan from non-controlling interest	11(b),11(c)	40,000,000	41,860,000
Interest paid on loan from non-controlling interest	11(b)	(1,247,275)	-
Issuance of common shares, net of issue costs		118,164,391	31,488,194

Net cash from financing activities		156,917,116	73,348,194

Increase (decrease) in cash and cash equivalents		21,078,339	(11,588,711)

Cash and cash equivalents, beginning of year		29,066,637	40,655,348

Cash and cash equivalents, end of year		$50,144,976	$29,066,637
Non-cash investing and financing transactions
Reclassification of share-based payments reserve to share capital upon exercise of options		4,077,182	798,544
Depreciation capitalized to property, plant and equipment	8	2,361,368	699,778
Share-based payments capitalized to property, plant and equipment	12(c)	1,053,541	181,757
Closure and reclamation increase in property, plant and equipment	10	11,240,000	410,000
Interest capitalized to property, plant and equipment		3,847,600	1,865,024

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Changes in Equity

(Expressed in United States dollars)

Years ended December 31, 2010 and 2009

	Number of shares (note 12)	Share capital (note 12)	Share-based payments reserve	Accumulated other comprehensive income	Deficit	Owners' equity	Non-controlling interest	Total equity
January 1, 2009	128,289,322	$236,130,151	$7,608,331	$-	$(179,038,733)	$64,699,749	$-	$64,699,749

Exercise of options	672,500	1,368,268	-	-	-	1,368,268	-	1,368,268
Transfer to share capital on exercise of options	-	798,544	(798,544)	-	-	-	-	-
Share-based payments	-	-	1,878,102	-	-	1,878,102	-	1,878,102
Expiry of options	-	-	(1,890,712)	-	1,890,712	-	-	-
Private placement, net of issuance costs	11,500,000	30,119,926	-	-	-	30,119,926	-	30,119,926
Other comprehensive income	-	-	-	1,052,036	-	1,052,036	-	1,052,036
Loss for the year	-	-	-	-	(4,286,051)	(4,286,051)	(180,664)	(4,466,715)
December 31, 2009	140,461,822	268,416,889	6,797,177	1,052,036	(181,434,072)	94,832,030	(180,664)	94,651,366

Exercise of options	4,026,500	7,012,888	-	-	-	7,012,888	-	7,012,888
Transfer to share capital on exercise of options	-	4,077,182	(4,077,182)	-	-	-	-	-
Share-based payments	-	-	7,410,461	-	-	7,410,461	-	7,410,461
Expiry of options	-	-	(74,788)	-	74,788	-	-	-
Private placement, net of issuance costs	52,000,000	111,151,503	-	-	-	111,151,503	-	111,151,503
Other comprehensive loss	-	-	-	(343,965)	-	(343,965)	-	(343,965)
Loss for the year	-	-	-	-	(13,315,691)	(13,315,691)	(3,734,708)	(17,050,399)
December 31, 2010	196,488,322	$390,658,462	$10,055,668	$708,071	$(194,674,975)	$206,747,226	$(3,915,372)	$202,831,854

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

1. Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mining business in Africa.   Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 800 – 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9.

The Company's continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction-in-progress are dependent upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into contracts involving derivative financial instruments to manage foreign exchange or commodity price exposure.

2. Basis of preparation
(a) Statement of compliance

In November 2009 the British Columbia and Ontario Securities Commissions approved the Company to early adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) with an adoption date of January 1, 2010 and a transition date of January 1, 2009.

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards.  The impact of the transition from Canadian Generally Accepted Accounting Principles (GAAP) to IFRS is explained in note 21.  IFRS 1 First-Time Adoption of IFRS has been applied.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values.  In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out in note 3 have been applied consistently by the Company and its subsidiaries to all periods presented in preparing the opening balance sheet at January 1, 2009 (note 21) for purposes of transition to IFRS.

(b) Approval of the financial statements

The consolidated financial statements of Nevsun Resources Ltd. for the year ended December 31, 2010 was reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 31, 2011.

(c) New accounting pronouncements

The International Accounting Standards Board has amended IFRS 7 Financial Instruments: Disclosure (IFRS 7) with an effective date of year ends starting on or after January 1, 2011.  With regards to risks arising from financial instruments, the changes to IFRS 7 require companies to provide the same level of disclosure as is provided internally to key management personnel.  The International Accounting Standards Board also amended IFRS 3 Business Combinations (IFRS 3), IAS 1 Presentation of Financial Statements (IAS 1) and IAS 24 Related Party Disclosures (IAS 24) each with an effective date of year ends starting on or after January 1, 2011.  The Company adopted the amendments to IFRS 7, IFRS 3, IAS 1 and IAS 24 early and applied them for the year ended December 31, 2010.  There was no impact on adoption.

(c) New accounting pronouncements

The International Accounting Standards Board has amended IAS 34 Interim Financial Reporting (IAS 34) with an effective date of year ends starting on or after January 1, 2011.  The Company will adopt the amendment to IAS 34 for the interim period ending March 31, 2011.  There will be no impact on adoption.

The International Accounting Standards Board has issued IFRS 9 Financial Instruments (IFRS 9) to replace IAS 39 Financial Instruments.  IFRS 9 has an effective date of year ends starting on or after January 1, 2013, with early adoption permitted.  Management has not yet determined the impact of adoption of IFRS 9 on the Company's financial statements.

(d) Currency translation

The functional and reporting currency of the Company and its subsidiaries is the United States dollar.  Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction.  Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction.  Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale investments which are recognized in other comprehensive income.

(e) Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of non-current assets, determination of mineral reserves, pre-production stripping costs, valuation of share-based payments, recoverability of deferred tax assets, provision for closure and reclamation and determination of carrying values of derivative financial liabilities, among others.  Actual results could differ from those estimates.  Key judgments and estimates made by management with respect to the areas noted previously have been disclosed in the notes to these financial statements as appropriate.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

3. Significant accounting policies
(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances are eliminated on consolidation.  For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest.

(b) Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less when acquired.
(c) Inventories

Materials and supplies inventories are measured at the lower of cost or net realizable value.  Cost comprises the fair value of consideration given and the direct charges associated with bringing the asset to the location and condition necessary for putting it into use.  Costs for materials and supplies inventories are calculated using weighted averages.

(d) Property, plant and equipment
(i) Exploration and evaluation

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation and classified as a component of property, plant and equipment.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Management reviews the carrying value of capitalized exploration costs at least annually.  The review is based on the Company's intentions for development of the undeveloped property.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project.  If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

(ii) Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to development and construction are capitalized as construction-in-progress and classified as a component of property, plant and equipment.  Costs associated with the commissioning of new assets incurred in the period before they are operating in the way intended by management, are capitalized.  Development expenditure is net of the proceeds of the sale of metals from ore extracted during the development phase.  Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as a component of property, plant and equipment.

(iii) Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of major overhauls of parts of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of plant and equipment are recognized in profit or loss as incurred.

(d) Property, plant and equipment (iii) Plant and equipment

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a units of production basis or declining balance basis at rates of 20% to 30% per annum, as appropriate.  All other equipment is depreciated over the estimated useful life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

3. Significant accounting policies
(e) Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use.  An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

In calculating recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(f) Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (NI 43-101).  Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(g) Provision for closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate.  The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset.  The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability.  The capitalized amount is depreciated on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.  Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost.  Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

(h) Income taxes

The Company uses the balance sheet method of accounting for income taxes.  Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i) Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

3. Significant accounting policies
(j) Financial instruments
(i) Financial assets

The Company classifies its financial assets in the following categories: loans and receivables and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.  Loans and receivables are comprised of cash and cash equivalents and trade and other receivables.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in listed equity of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii) Financial liabilities
The Company classifies its financial liabilities in the following categories: other financial liabilities and derivative financial liabilities.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company's functional currency.

(k) Share-based payments

The Company has a stock option plan that is described in note 12(c).  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The amount recognized as an expense is adjusted to reflect the number of awards expected to vest.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  Charges for options that are forfeited before vesting are reversed from share-based payment reserve.  For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings (deficit).

(l) Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

4. Cash and cash equivalents
	December 31, 2010	December 31, 2009	January 1, 2009

Cash	$19,901,976	$23,869,713	$28,958,896
Short-term deposits	30,243,000	5,196,924	11,696,452
	$50,144,976	$29,066,637	$40,655,348

5. Available-for-sale investment

At December 31, 2010, available-for-sale investment is comprised of 1,204,250 shares (December 31, 2009 - 8,432,500 shares, January 1, 2009 – 8,860,000 shares) in PMI Gold Corporation.

During February 2010, the Company disposed of 6,024,000 shares for a gain of $716,224.  In October 2010, PMI Gold Corporation completed a share consolidation on a 2 for 1 basis.

6. Accounts receivable and prepaids

	December 31, 2010	December 31, 2009	January 1, 2009

Advances to vendors	$2,763,039	$1,602,164	$1,235,436
Prepaid expenses	491,926	851,837	361,973
VAT receivable	926,335	503,036	170,395
Other receivables	1,347,973	243,469	73,808

	$5,529,273	$3,200,506	$1,841,612
7. Inventories
For all periods presented, the Company's inventories consisted of materials and supplies carried at cost.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

8. Property, plant and equipment
Year ended December 31, 2010	Exploration and evaluation	Construction-in-progress	Plant and equipment	Total
Cost
January 1, 2010	$838,371	$145,231,985	$9,478,429	$155,548,785
Additions	1,214,903	118,653,590	16,996,719	136,865,212
Disposals	-	-	(16,294)	(16,294)
December 31, 2010	2,053,274	263,885,575	26,458,854	292,397,703
Accumulated depreciation
January 1, 2010	-	-	1,428,716	1,428,716
Charge for the year	-	-	2,364,976	2,364,976
Disposals	-	-	(13,926)	(13,926)
December 31, 2010	-	-	3,779,766	3,779,766
Net book value December 31, 2010	$2,053,274	$263,885,575	$22,679,088	$288,617,937

Year ended December 31, 2009	Exploration and evaluation	Construction-in-progress	Plant and equipment	Total
Cost
January 1, 2009	$407,586	$69,391,027	$1,954,176	$71,752,789
Additions	430,785	75,840,958	7,536,676	83,808,419
Disposals	-	-	(12,423)	(12,423)
December 31, 2009	838,371	145,231,985	9,478,429	155,548,785
Accumulated depreciation
January 1, 2009	-	-	733,928	733,928
Charge for the year	-	-	705,550	705,550
Disposals	-	-	(10,762)	(10,762)
December 31, 2009	-	-	1,428,716	1,428,716
Net book value December 31, 2009	$838,371	$145,231,985	$8,049,713	$154,120,069
Net book value January 1, 2009	$407,586	$69,391,027	$1,220,248	$71,018,861
A breakdown of the components of construction-in-progress is as follows:
		December 31, 2010	December 31, 2009	January 1, 2009
Bisha exploration and evaluation		$28,193,720	$28,193,720	$27,623,945
Capitalized interest		6,108,587	2,260,979	395,955
Capitalized depreciation		3,665,842	1,304,474	604,699
Closure and reclamation costs		11,650,000	410,000	-
Deferred finance costs		-	8,699,917	-
Royalty buyout		17,513,964	-	-
Other construction costs		196,753,462	104,362,895	40,766,428
		$263,885,575	$145,231,985	$69,391,027

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

The Company's properties are located in western Eritrea, a country located in northeastern Africa.  The properties consist of a 71 km2 exploration license and a 39 km2 mining agreement area that is inclusive of a 16.5 km2 mining license.  The mining license for the gold-silver-copper-zinc Bisha Project was granted in 2008 for an initial period of 20 years.  The Eritrean state participation in the Bisha Project is described below in note 11.

Development of the Bisha mine commenced in early 2008 and commissioning commenced in Q4 2010.  Until August 2010, Nevsun's interest in the Bisha mine was subject to a 1.5% net smelter return royalty in favour of an arms-length third party.  In August 2010, the Company paid $17,513,964 to buy out the royalty, which was subsequently capitalized to property, plant and equipment.  During 2010, $2,361,368 (2009 - $699,778) of depreciation was capitalized to property, plant and equipment.  At December 31, 2009 $8,699,917 of deferred finance costs were included in property, plant and equipment.  In 2010, a further $2,483,052 in finance costs were incurred and $2,600,000 were recovered and recorded in accounts receivable.  The Company wrote-off $8,582,969 of finance costs related to debt facilities that expired unutilized during 2010.

During Q1 2011 the Company achieved commercial production at the Bisha Project.  As a result the Company transformed to an operating mining company and allocated construction-in-progress amounts to appropriate categories of plant and equipment and commenced depreciation over their useful lives.

9. Accounts payable and accrued liabilities
	December 31, 2010	December 31, 2009	January 1, 2009

Trade accounts payable	$12,719,744	$11,257,937	$9,830,671
Accrued liabilities	4,122,531	1,371,371	481,408
Accrued interest payable	728,870	451,174	-

	$17,571,145	$13,080,482	$10,312,079

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

10. Provision for closure and reclamation
	December 31, 2010	December 31, 2009	January 1, 2009
Balance, beginning of year	$410,000	$-	$-
Additional liability	11,240,000	410,000	-
Balance, end of year	$11,650,000	$410,000	$-

The Company's provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition.  The Company's provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 4.78% and an inflation factor of 3.0% in preparing the Company's provision for closure and reclamation.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2010, the undiscounted liability for provision for closure and reclamation is estimated to be approximately $21,000,000.  The cash expenditures are expected to occur over a period of time extending several years after the mine's projected closure.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

11. Amounts related to non-controlling interest
December 31,			December 31,	January 1,
	Note	2010	2009	2009
Deferred credit	11(a)	$25,000,000	$25,000,000	$25,000,000
Loan	11(b)	20,000,000	20,000,000	-
Advances by non-controlling interest	11(c)	79,127,453	36,804,805	13,530,955
		$124,127,453	$81,804,805	$38,530,955

(a)

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State's participation in the Bisha Project.  ENAMCO agreed to purchase a 30% paid participating interest to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributed; 10% free carried).  The purchase price to be paid by the State will be determined by an independent valuator by May 1, 2011, which is 90 days from the first gold shipment from the mine, and will be based on the net present value of 30% of the project, using feasibility study reserves.

The determination of net present value will be based on the feasibility study financial model updated for metals prices, capex and a discount rate appropriate for the mine as at first gold shipment.  Accordingly, it is still premature to accurately estimate the value of the purchase price.  Once the purchase price has been determined by the independent valuator, the amount owing by ENAMCO (the purchase price adjustment or PPA) will be the purchase price less $41,666,667, being the total of a $25,000,000 provisional payment received in Q1 2008, which is recorded as a deferred credit, and a $20,000,000 loan less $3,333,333 repaid by Nevsun on January 10, 2011 (note 11(b)).

The Company and ENAMCO have agreed that the mechanism for payment of the PPA will take place over time, whereby certain cash distributions from the Bisha Project that would otherwise be made to ENAMCO will be directed to Nevsun until the purchase price and accrued interest has been fully paid.

(b)

In August 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000,000.  The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments commencing on January 10, 2011.  The outstanding principal of the loan will be applied against any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the project as described in (a) above.  At December 31, 2010 there was accrued interest on the loan of $728,870 (December 31, 2009 - $451,174, January 1, 2009 - $nil) that was capitalized to construction-in-progress and recorded in accrued liabilities.  Cumulative interest of $1,976,126 related to this loan has been capitalized to property, plant and equipment as of December 31, 2010 (December 31, 2009 - $451,174, January 1, 2009 - $nil).  Nevsun repaid ENAMCO principal of $3,333,333 and interest of $770,276 on January 10, 2011.

(c)

As of December 31, 2010 ENAMCO had advanced $74,995,000 (December 31, 2009 - $34,995,000, January 1, 2009 - $13,135,000) to the Bisha Project to fund its share of the development.  These amounts are recorded as advances by non-controlling interest.  In 2010 ENAMCO earned $2,322,656 (2009 - $1,430,226) in interest on those advances, which was capitalized to construction-in-progress.  The advances incur interest at 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $4,132,453, all of which has been capitalized to construction-in-progress as of December 31, 2010 (December 31, 2009 - $1,809,805, January 1, 2009 - $395,955).  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

12. Share capital
(a) During February 2010 the Company increased its authorized share capital from 250,000,000 common shares to an unlimited number of common shares without par value.
(b) Private placements

During February 2010 the Company issued 52,000,000 common shares at CAD $2.25 per share in a non-brokered private placement for net proceeds of $111,151,503.  Share issue transaction costs related to the transaction were $300,905.

(c) Stock options

The Company's shareholders approved amendments to the stock option plan in May 2010.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of options granted is ten years, however, to date all have been granted for five years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model.  Share-based payment costs are amortized over vesting periods of 6 and 12 months.  During 2010 share-based payment costs were calculated using the following weighted average assumptions:  expected life of option 1.9 years (2009 – 5.0 years), stock price volatility 71% (2009 – 58%), no dividend yield, and a risk-free interest rate yield of 1.1% (2009 – 2.0%). The fair value is particularly impacted by the Company's stock price volatility.

The year ended December 31, 2010 included $7,410,461 (2009 - $1,878,100) in share-based payment costs, $6,356,920 (2009 - $1,696,343) of which were presented in operating costs and expenses, with the remaining $1,053,541 (2009 - $181,757) capitalized to construction-in-progress.

	Number of options	Weighted average exercise price (CAD)
Outstanding, January 1, 2009	6,822,500	$2.21
Granted	2,460,000	1.70
Expired	(715,000)	4.76
Exercised	(672,500)	2.15
Outstanding, December 31, 2009	7,895,000	1.83
Granted	6,555,000	3.32
Expired	(75,000)	2.32
Exercised	(4,026,500)	1.79
Outstanding, December 31, 2010	10,348,500	$2.79

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	3,220,000	$1.35 – 2.00	2.9
Vested (exercisable)	1,666,000	3.07 – 3.15	3.1
Unvested	4,812,500	3.07 – 3.15	4.4
Unvested	650,000	4.16 – 5.71	4.8
Total	10,348,500	$1.35 – 5.71	3.7

(c) Stock options

The weighted average share price of the Company on the dates options were exercised in 2010 was CAD $5.00 (2009 – CAD $3.12).  The weighted average price of options exercisable at the end of the period was CAD $2.15 (2009 – CAD $1.88).  The majority of options vest over a service period of one year, however, 3,720,000 of the options include vesting criteria that are specific to construction performance of Bisha.  The criteria were met in February 2011 and the options vested at that time.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

(d) Shares reserved for issuance (fully diluted)
Number of shares
Issued and fully paid at December 31, 2010	196,488,322
Reserved for options (note 12(c))	10,348,500
Shares reserved for issuance (fully diluted) at December 31, 2010	206,836,822

(e) Loss per share
The calculation of loss per share is based on the following data:

	December 31, 2010	December 31, 2009
Loss attributable to owners of the Company	$(13,315,691)	$(4,286,051)
Weighted average number of common shares outstanding for the purpose of basic and diluted loss per share	187,054,316	130,333,425
Basic and diluted owners' loss per share	$(0.07)	$(0.03)
.

Basic loss per share is computed by dividing the loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the year, if dilutive.  In the years ended December 31, 2010 and 2009 all of the stock options outstanding were anti-dilutive.

13. Commitments
As of December 31, 2010 the Company had the following contractual obligations:
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$9,960,000	$9,960,000	$-	$-	$-
Minimum operating lease payments	8,180,000	5,230,000	2,950,000
Advances from non-controlling interest(1)	79,130,000	79,130,000	-	-	-
Loan from non-controlling interest(2)	20,000,000	20,000,000	-	-	-
Provision for closure and reclamation	11,650,000	-	-	320,000	11,330,000
Total contractual obligations	$128,920,000	$114,320,000	$2,950,000	$320,000	$11,330,000

(1)Advances from non-controlling interest have no specified repayment terms, however based on recent commodity prices management expect it will be repaid within the first year of operations.

(2) See notes 11(a) and 11(b) for further details on the loan from non-controlling interest.

The Company has arranged an annually renewable environmental bond for the Bisha Project for $2,000,000 at a cost of 1% per annum.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

14. Royalty income

The Company retained a 1% net smelter return royalty interest from the sale of its Malian assets in 2008.  In 2010 the Company earned royalties of $926,257 (2009 - $369,270) until November when the payor of the royalty exercised its right to buy out the royalty for an additional $2,000,000.

15. Segment information

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  Assets located outside of Africa include cash and cash equivalents and available-for-sale investment of $47,856,640 (2009 - $29,529,893).

16. Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The Company classified its financial instruments as follows:  cash and cash equivalents and accounts receivable are classified as loans and receivables and measured at amortized cost; short-term investments as available-for-sale and measured at fair value; accounts payable and accrued liabilities as other financial liabilities and measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: • credit risk, • liquidity risk, and • market risk.

This note presents information about the Company's exposure to each of the above risks, the Company's objectives, procedures and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company's risk management procedures are established to identify and analyze the risks faced by the Company.  The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company's Audit Committee oversees how management monitors compliance with the Company's financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables and its investment securities.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

(i) Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating.  Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(a) credit risk
(ii) Accounts receivable

The Company's accounts receivable are due primarily from value-added tax (VAT) paid in South Africa and other receivables.  Management does not expect these counterparties to fail to meet their obligations.

(iii) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.  Cash and cash equivalents held by the Company have contractual maturities of less than 90 days.  The maximum exposure to credit risk at the reporting date was:

	2010	2009
Cash and cash equivalents	$50,144,976	$29,066,637
Accounts receivable	2,274,308	1,596,512
	$52,419,284	$30,663,149
The Company does not have accounts receivable that it considers impaired or otherwise uncollectible.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

Typically the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2010 equal $116,698,598 (December 31, 2009 - $69,885,287).  The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2010.  The loan from non-controlling interest (note 11(b)) is scheduled for repayment over six semi-annual payments commencing on January 10, 2011.  The advances from non-controlling interest are not callable and without specific repayment terms.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

(c) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i) Currency risk

The Company's functional currency is the United States dollar (USD).  The Eritrean nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency.  The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency.  The currency exposures are primarily to the European euro (EUR), Canadian dollar (CAD), British pound (GBP), and South African rand (ZAR).

(c) Market risk (i) Currency risk
The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

	December 31, 2010
	EUR	CAD	GBP	ZAR
Cash and cash equivalents	-	463,513	-	-
Accounts receivable	-	34,404	-	8,665,845
Trade payables	(173,006)	(1,201,679)	(215,902)	(12,357,318)
Net financial assets (liabilities)	(173,006)	(703,762)	(215,902)	(3,691,473)
USD foreign exchange rate	0.75	0.99	0.65	6.65
Balance sheet exposure in equivalent USD	(230,675)	(710,871)	(332,157)	(555,109)

	December 31, 2009
	EUR	CAD	GBP	ZAR
Cash and cash equivalents	-	1,013,147	-	-
Accounts receivable	-	197,848	-	6,684,188
Trade payables	(108,075)	(616,509)	(23,304)	(11,267,100)
Net financial assets (liabilities)	(108,075)	594,486	(23,304)	(4,582,912)
USD foreign exchange rate	0.70	1.05	0.63	7.42
Balance sheet exposure in equivalent USD	(154,393)	566,177	(36,990)	(617,643)

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

Currency risk sensitivity analysis

A 10 percent strengthening of the US dollar against the above currencies at December 31 would have increased (decreased) net income (loss) by the amounts shown below.  A ten percent weakening of the US dollar against the above currencies would have had an equal and opposite effect.  This analysis assumes that all other variables, in particular interest rates, remain constant:

2010	Gain (loss)
EUR	$20,970
CAD	64,625
GBP	30,196
ZAR	50,464

2009	Gain (loss)
EUR	$14,036
CAD	(53,689)
GBP	3,217
ZAR	56,012

(c) Market risk
(ii) Interest rate risk

Interest rate risk arises from interest accruing on advances from the non-controlling interest of the Bisha Project at LIBOR plus 4%.  The interest incurred on the non-controlling interest advances is capitalized to construction-in-progress.  The loan from the non-controlling interest (note 11(b)) incurs interest at a rate of six month LIBOR plus 7%.  The interest incurred on the loan from the non-controlling interest is capitalized to construction-in-progress.  All interest is capitalized to construction-in-progress and accordingly there is no interest rate risk to equity or profit and loss in 2010.

(d) Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements.  The levels of the fair value hierarchy are defined as follows.

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:  Inputs for the asset or liability that are not based on observable market data.

At December 31, 2010 and 2009 the only financial asset or liability measured at fair value is the available-for-sale investment which is valued using quoted prices (unadjusted) from an active market (Level 1).

(e) Fair value versus carrying amounts
The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

17. Capital management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.  The capital of the Company consists of equity and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company's assets.  To effectively manage the Company's capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  At December 31, 2010, there were no externally imposed capital requirements to which the Company is subject.

18. Income taxes
(a) Tax losses and tax assets

At December 31, 2010, the Company has available losses for income tax purposes in Canada totalling approximately $27,200,000 (2009 - $21,000,000) and loss carry forwards in foreign jurisdictions of approximately $15,600,000 (2009 - $7,000,000) which, if not utilized to reduce income in future periods, expire through 2026.  Access to the loss carry forwards in the future may be restricted.

(a) Tax losses and tax assets
Deferred tax assets have not been recognized in respect of the following items:

	2010	2009

Property, plant and equipment	$947,000	$1,066,000
Loss carry forwards	11,180,000	5,748,000
Short-term investments	(21,000)	90,000
	$12,106,000	$6,904,000

(b) Reconciliation of income taxes
	2010	2009

Tax recovery at statutory rate of 28.5% (2009 – 30.0%)	$(4,859,364)	$(1,396,570)
Tax effect of:
Non-taxable portion of capital gains	(50,000)	-
Non-deductible amounts	1,312,250	98,585
Benefit of tax losses not recognized	5,411,330	1,777,988
Difference in tax rates of foreign jurisdictions	(512,285)	131,350
Foreign exchange differences	(1,301,931)	(611,353)
Income tax expense	$-	$-

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

19. Key management personnel compensation
Key management personnel compensation is as follows:
		2010		2009

Short-term employee benefits		$2,488,320		$1,822,169
Share-based payments		5,751,515		1,312,025
Total key management personnel compensation		$8,239,835		$3,134,194

20. Subsidiaries
Significant subsidiaries of Nevsun Resources Ltd. are as follows:
			Nevsun's effective interest
Name	Country of Incorporation	Principal Activity	2010 (%)	2009 (%)

Nevsun (Barbados) Holdings Ltd.	Barbados	Holding company	100	100
Nevsun Africa (Barbados) Ltd	Barbados	Holding company	100	100
Nevsun Resources (Eritrea) Ltd.	Barbados	Holding company	100	100
Bisha Mining Share Company	Eritrea	Mining	60	60

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

21. Transition to IFRS
An explanation of how the transition from previous GAAP to IFRS has affected the Company's financial position and comprehensive income (loss) is set out in this note.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2010, the comparative information presented in these financial statements for the year ended December 31, 2009 and in the preparation of an opening IFRS Balance Sheet at January 1, 2009 (the Company's date of transition).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date.  IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.  One mandatory exception relevant to Nevsun stipulates that where a subsidiary of a parent entity has previously prepared financial statements in full compliance with IFRS, the carrying amounts reported in those stand alone financial statements must be used as the basis for the subsidiaries' inclusion in the consolidated transition balance sheet.  Nevsun's Eritrean subsidiaries have previously prepared audited financial statements in full compliance with IFRS and, therefore, are excluded from applying the optional elections set out in IFRS 1 at Nevsun's transition date.

The Company has elected under IFRS 1 to not apply IFRS 2 to all options that vested before the date of transition.

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are differences with regard to recognition, measurement and disclosure.  While adoption of IFRS did not change Nevsun's cash flows, it resulted in changes to Nevsun's Balance Sheets, Statements of Comprehensive Income (Loss) and Statements of Changes in Equity as set out below:

(a) Warrants:

Under Canadian GAAP the Company classified warrants it issued in Canadian dollars to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the Company's functional currency and not offered pro rata to all existing shareholders of the same class at the time of issuance, are considered derivative financial liabilities.  Such warrants are required to be measured and recognized at fair value with changes subsequent to initial recognition charged to profit or loss.  The Company determined fair value of the warrants using the Black-Scholes option pricing model.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

Impact on Consolidated Balance Sheets

	December 31,	January 1,
	2009	2009
Derivative financial liability	$-	$471,297
Share capital	(4,291,321)	(4,291,321)

Adjustment to deficit	$(4,291,321)	$(3,820,024)

Impact on Consolidated Statements of Comprehensive Income (Loss)

	December 31,
	2009
Gain on derivative financial liability	$471,297

Adjustment to comprehensive loss	$471,297

(b) Non-controlling interest:

Under Canadian GAAP, when the non-controlling interest is not obligated to fund its share of losses, the Company does not attribute losses to the non-controlling interest once the interest has been reduced to nil.  Under IFRS, the Company is required prospectively from the transition date to allocate comprehensive losses to non-controlling interest based on their effective interest, even if this results in a deficit in the non-controlling interest balance.  This policy was applied from the transition date.  The impact of the change was to decrease deficit and increase non-controlling interest by $180,664 at December 31, 2009 (January 1, 2009 - $nil).

(c) Exploration and evaluation:

On transition to IFRS the Company elected to change its accounting policy for the treatment of exploration and evaluation expenditures to a policy of capitalizing all exploration and evaluation expenditures once a license to explore an area has been secured, so as to align itself with the policy of its Eritrean subsidiary.  Previously, the Company's Canadian GAAP policy was to expense exploration and evaluation expenditures as incurred.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

Impact on Consolidated Balance Sheets

	December 31,	January 1,
	2009	2009
Property, plant and equipment	$28,193,720	$27,623,945

Adjustment to deficit	$28,193,720	$27,623,945

Impact on Consolidated Statements of Comprehensive Loss

	December 31,
	2009
Exploration and evaluation expenses	$(569,775)

Adjustment to comprehensive loss	$(569,775)

(d) Share-based payments:

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to retained earnings (deficit).  Previously, the Company's Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Balance Sheets

	December 31,	January 1,
	2009	2009
Share-based payments reserve	$(6,766,495)	$(4,875,783)

Adjustment to deficit	$(6,766,495)	$(4,875,783)

(e) Reconciliation to previously reported financial statements:

A reconciliation of the above noted changes is included in the following Balance Sheets and Statements of Comprehensive Loss for the dates noted below.  The effects of transition from GAAP to IFRS on the cash flow are immaterial.  Therefore, a reconciliation of cash flows has not been presented.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

Transitional Consolidated Balance Sheet Reconciliation – January 1, 2009
Consolidated Balance Sheet Reconciliation – December 31, 2009
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2009

The January 1, 2009 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

		January 1, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets
Cash and cash equivalents		$40,655,348	$-	$40,655,348
Available-for-sale investment		290,969	-	290,969
Accounts receivable and prepaids		1,841,612	-	1,841,612
Inventories		207,290	-	207,290
Non-current assets		42,995,219	-	42,995,219

Property, plant and equipment	21(c)	43,394,916	27,623,945	71,018,861

Total assets		$86,390,135	$27,623,945	$114,014,080

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$10,312,079	$-	$10,312,079
		10,312,079	-	10,312,079

Non-current liabilities
Derivative financial liability	21(a)	-	471,297	471,297
Amounts related to non-controlling interest		38,530,955	-	38,530,955
		38,530,955	471,297	39,002,252

Equity
Share capital	21(a)	240,421,472	(4,291,321)	236,130,151
Share-based payments reserve	21(d)	12,484,114	(4,875,783)	7,608,331
Deficit	21(a)-(d)	(215,358,485)	36,319,752	(179,038,733)
Total equity		37,547,101	27,152,648	64,699,749
Total liabilities and equity		$86,390,135	$27,623,945	$114,014,080

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

The December 31, 2009 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

		December 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets
Cash and cash equivalents		$29,066,637	$-	$29,066,637
Available-for-sale investment		1,283,730	-	1,283,730
Accounts receivable and prepaids		3,200,506	-	3,200,506
Inventories		2,275,711	-	2,275,711
		35,826,584	-	35,826,584

Non-current assets
Property, plant and equipment	21(c)	125,926,349	28,193,720	154,120,069

Total assets		$161,752,933	$28,193,720	$189,946,653

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$13,080,482	$-	$13,080,482
		13,080,482	-	13,080,482

Non-current liabilities
Provision for closure and reclamation		410,000	-	410,000
Amounts related to non-controlling interest		81,804,805	-	81,804,805
		82,214,805	-	82,214,805

Equity
Share capital	21(a)	272,708,210	(4,291,321)	268,416,889
Share-based payments reserve	21(d)	13,563,672	(6,766,495)	6,797,177
Accumulated other comprehensive income		1,052,036	-	1,052,036
Deficit	21(a)-(d)	(220,866,272)	39,432,200	(181,434,072)
Equity attributable to owners of the Company		66,457,646	28,374,384	94,832,030

Non-controlling interest	21(b)	-	(180,664)	(180,664)

Total equity		66,457,646	28,193,720	94,651,366
Total liabilities and equity		$161,752,933	$28,193,720	$189,946,653

27

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2010 and 2009

The Canadian GAAP Statement of Comprehensive Loss for the year ended December 31, 2009 has been reconciled to IFRS as follows:

			Year ended December 31, 2009
	Note		Canadian GAAP		Effect of transition to IFRS		IFRS

Expenses
Depreciation			$5,772	$			$5,772
Exploration	21(c)		569,775		(569,775)		-
Foreign exchange loss			444,393		-		444,393
Office and administration			1,327,482		-		1,327,482
Share-based payments			1,696,343		-		1,696,343
Wage and salaries			1,862,852		-		1,862,852

Loss from operations			(5,906,617)		569,775		(5,336,842)

Gain on derivative financial liability	21(a)		-		471,297		471,297
Interest income			30,424		-		30,424
Royalty income			369,270		-		369,270
Other expenses			(864)		-		(864)
Loss for the period			$(5,507,787)		$1,041,072		$(4,466,715)

Other comprehensive income			1,052,036		-		1,052,036

Comprehensive loss		$			$1,041,072	$

IFRS Loss for the period attributable to
Owners of the company			$(5,507,787)		$1,221,736		$(4,286,051)
Non-controlling interest	21(b)		-		(180,664)		(180,664)
			$(5,507,787)		$1,041,072	$

IFRS Comprehensive loss attributable to
Owners of the company			$(4,455,751)		$1,221,736		$(3,234,015)
Non-controlling interest	21(b)		-		(180,664)		(180,664)
			$(4,455,751)		$1,041,072	$

Basic and diluted owners' income (loss) per share			$(0.04)		$0.01		$(0.03)